December 26, 2023

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Energea Portfolio 2 LLC
Offering Statement on Form 1-A

To Whom It May Concern:

This letter is submitted on behalf of Energea Portfolio 2 LLC (the "Company") in response to a comment letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated November 21, 2023 (the "Comment Letter") with respect to the Company's Offering Statement on Form 1-A filed with the Commission on October 27, 2023 (the "Offering Statement").

For your convenience, the Staff's comments have been reproduced in italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. Following receipt of further comments from the Staff, the Company expects to file a new Offering Statement on Form 1-A to address these comments, as well as to make other changes.

Executive Summary, Page 1
1. We note your disclosure that you estimate that an Investor who purchases $10,000 of Class A Investor Shares will keep approximately 11 metric tons of carbon dioxide out of the atmosphere each year. Please provide us with your support or disclose the basis for this claim.

Response to Comment No. 1

We've provided an estimate relying on calculations from the U.S. Environmental Protection Agency. Our aim is not to delve into climatology within this Offering Circular. We'll kindly omit any mention of environmental benefits from the 1-A.

Offering Circular, page 1
2. We note your disclosure that through October 19, 2023 your ongoing offering has sold 13,500,661 Class A Investor Shares and raised approximately $11,265,403 in capital. We also note that your initial Form 1-A was qualified on August 13, 2020, but you have not filed a post-qualification amendment ("PQA") at least every 12 months after the initial offering statement qualification date. Securities Act Rule 252(f)(2)(i) requires issuers to file such PQAs to include the required updated audited financial statements and disclosure at least every 12 months. Offers and sales cannot be made using a Form 1-A that does not included updated financial statements. As a result of this lapse in your offering, it appears that the previously qualified Regulation A offering has been terminated. Please tell us whether offers and sales were made after August 13, 2021 and, if so, provide your detailed analysis as to how any such sales complied with Regulation A and were consistent with the requirements of Section 5 of the Securities Act of 1933. We are providing you with comments to this new Form 1-A in this letter and expect you to reply to each comment in your letter of response and with proposed revisions. However, to be clear, you must suspend all sales in reliance on Regulation A until such time as this new Form 1-A has been filed and qualified by the staff.

Response to Comment No. 2

Background

We understand from your comment and through conversations with newly retained legal counsel (who assisted us in drafting this response) that we failed to comply with some important filing obligations for our Regulation A Tier II offering for Energea Portfolio 2 LLC (the "Company") (and our other Regulation A offerings) correctly. Specifically, we were required to file a Post Qualification Amendment ("PQA") at least every year. We misunderstood this obligation.

Upon learning of our mistake, we ceased selling securities in the Company and also across our two other Regulation A offerings: Energea Portfolio 3 Africa LLC and Energea Portfolio 4 USA LLC.

We were not purposefully failing to make these filings, but we understand that is not an excuse. As a Co-Founder and the leader of our business, I take full responsibility for this mistake. We recently engaged Goodwin Procter LLP, a firm with extensive experience in regulatory affairs related to Regulation A, as counsel to help prevent mistakes in the future. We have tremendous respect for the regulations and laws that allow us to collect investments, manage capital and be responsible stewards of people's hard-earned resources.

I think it's important to note that all of the information that we needed to transmit to our potential investors was filed with the SEC and transmitted to such investors, albeit through the use of the incorrect forms. There is not a single aspect of our operations or our projects that we would have reported in a PQA that wasn't filed in our 1-SA, 1-K and 1-U filings. All existing and potential investors received all the information that would have been included in a PQA before they made their investment decision, which was available on our website and acknowledged as read during the investment process. As it relates to transparency and communication, I would argue we are providing an exceptional level of service to our investors.

After being initially qualified, we notified our existing and potential investors (through the platform, webinars, emails and the filing of Form 1-U reports) about every new solar project we invested in and changes in accounting procedures. We summarized financial and operational progress through mid-year reports and annual reports and provided audited financial statements every year.

In addition to the reports described above, we aim to communicate personally and directly with every investor. We host quarterly webinars where hundreds of our existing and potential investors listen to updates and ask questions directly to the principals of our business, sometimes lasting for hours. We strive for transparency and make ourselves available to educate and explain how renewable energy projects function as an asset class.

In addition to our earnest effort to communicate transparently, I also think it's germane here to note that our investors appreciate our products and services. They appreciate the opportunity to invest in renewable energy and to play a role in controlling global emissions.

In addition to a 5-star rating on Virtue Scout (their highest score), a 5-star review on Virtuevest (their highest score), we've been reviewed by our investors 36 times on Google and all 36 reviews are "5 stars". Comments left by our clients give us confidence that we are doing something worthwhile.

This is what they had to say about Energea:

•       "I love investing in projects that are good for people and the planet. So far I've been impressed with Energea. I even got a personal call from Investor Relations thanking me for my participation in this portfolio - what a nice touch! Better yet - the returns have been great!" - Mariana

•       "Excellent company building a great platform and returning impressive investment results. The team is always available for questions and open to suggestions. Wonderful to be able to put little effort in and generate great returns while helping the environment." - Eric

•       "Energea is an investing platform that I recommend to all my friends and family. It serves a bigger cause than "making money" and your investment will be put towards a better future. I'm so excited to be part of it!" - Lilna

•       "Investing with Energea has been one of my favorite passive income strategies. My money continues to grow consistently, and I look forward to the long-term opportunities as I continue to invest more money into this sustainable, good for the planet, good for me opportunity." - Meagan

Their words - not ours. None of these reviews were solicited by us.

After a career building renewable energy power plants for institutional investors, we realized that institutional capital will not be enough to reverse global carbon emissions in time to prevent the worst effects of climate change and we need to give individuals the opportunity to participate. American retail investors represent the greatest pool of capital ever known and it must play a role in climate change if we are going to have a chance. That's why we made Energea.

Sales Since August 2021

You requested that we provide you with the number of sales of the Company's shares since August 13, 2021, the one-year anniversary of when our initial Form 1-A was qualified. Since August 13, 2021, we sold 12,581,623 shares for an aggregate amount of $10,531,901.20. In total, the Company has sold 14,241,631 shares for an aggregate amount of $11,923,332.92 since the initial Form 1-A was qualified. Although we suspended the sale of securities to the public, the current figures deviate from our previously reported amounts. This discrepancy is attributed to strategic investments made by the Manager to support the ongoing construction of projects within the Company until we are qualified.

Application of Rule 260

We now understand that we failed to meet all of the filing requirements under Rule 252(f)(2)(i) of Regulation A.

However, we note under Rule 260 of Regulation A that "a failure to comply with a term, condition or requirement of Regulation A will not result in the loss of the exemption from the requirements of Section 5 of the Securities Act for any offer or sale to a particular individual or entity, if the person relying on the exemption establishes that:

(1) The failure to comply did not pertain to a term, condition or requirement directly intended to protect that particular individual or entity;

(2) The failure to comply was insignificant with respect to the offering as a whole, provided that any failure to comply with Rule 251(a), (b), and (d)(1) and (3) (§ 230.251(a), (b), and (d)(1) and (3)) shall be deemed to be significant to the offering as a whole; and

(3) A good faith and reasonable attempt was made to comply with all applicable terms, conditions and requirements of Regulation A."

We believe that we can establish these three points and hope it provides a basis for the Staff to conclude that we did not lose our exemption from Section 5.

•       The failure to comply did not pertain to a term, condition or requirement directly intended to protect that particular individual or entity

The requirement to file a PQA is intended to provide potential investors with updated financial statements and other information contained in the offering circular. As previously noted, potential investors received all the information they would have received in the PQA as the Company provided those investors with all of the Form 1-Us, 1-SAs and 1-Ks that were filed by the Company, including audited financial statements. The very same information was made available to existing investors and potential investors just received the information in a different format. As a result, all investors received the protection that they were intended to receive and verified they had received it as a requirement on the Platform prior to making an investment.

•       The failure to comply was insignificant with respect to the offering as a whole, provided that any failure to comply with Rule 251(a), (b), and (d)(1) and (3) (§ 230.251(a), (b), and (d)(1) and (3)) shall be deemed to be significant to the offering as a whole

As previously noted, the failure to comply was insignificant as potential investors received all of the information they should have received. Also, the failure to file a PQA is not a failure to comply with Rule 251(a), (b), and (d)(1) and (3) as the requirement to file a PQA is found in Rule 252(f)(2)(i).

o   Rule 251(a) refers to the maximum offering amounts and requires that Tier 2 offerings not exceed $75,000,000 and that secondary sales not exceed 30% of the aggregate offering price of a particular offering.

Since the qualification of the Company's 1-A the Company has raised approximately $11,923,332.92 and has not had any secondary sales.

o   Rule 251(b) refers to requirements to be met by issuers and states the following:

"The issuer of the securities:

(1) Is an entity organized under the laws of the United States or Canada, or any State, Province, Territory or possession thereof, or the District of Columbia, with its principal place of business in the United States or Canada;

(2) [Reserved]

(3) Is not a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to merge with or acquire an unidentified company or companies;

(4) Is not an investment company registered or required to be registered under the Investment Company Act of 1940 (15 U.S.C. 80a-1 et seq.) or a business development company as defined in section 2(a)(48) of the Investment Company Act of 1940 (15 U.S.C. 80a-2(a)(48));

(5) Is not issuing fractional undivided interests in oil or gas rights, or a similar interest in other mineral rights;

(6) Is not, and has not been, subject to any order of the Commission entered pursuant to Section 12(j) (15 U.S.C. 78l(j)) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78a et seq.) within five years before the filing of the offering statement;

(7) Has filed with the Commission all reports required to be filed, if any, pursuant to § 230.257 or pursuant to section 13 or 15(d) of the Exchange Act (15 U.S.C. 78m or 15 U.S.C. 78o) during the two years before the filing of the offering statement (or for such shorter period that the issuer was required to file such reports); and

(8) Is not disqualified under Rule 262 (§ 230.262)."

The Company satisfies the requirements of Section 251(b)(1) and (7) as it is (i) a United States liability company organized under the laws of Delaware and (ii) has filed all required reports. The other requirements in 251(b) are not applicable to the Company.

o   Rule 251(d)(1) refers to when and how offers may be made and states the following:

"Offers.

(i) Except as allowed by Rule 255 (§ 230.255), no offer of securities may be made unless an offering statement has been filed with the Commission.

(ii) After the offering statement has been filed, but before it is qualified:

(A) Oral offers may be made;

(B) Written offers pursuant to Rule 254 (§ 230.254) may be made; and

(C) Solicitations of interest and other communications pursuant to Rule 255 (§ 230.255) may be made.

(iii) Offers may be made after the offering statement has been qualified, but any written offers must be accompanied with or preceded by the most recent offering circular filed with the Commission for such offering."

The Company complied with Rule 251(d)(i) as it did not make oral or written offers until the Form 1-A offering statement was qualified on August 13, 2020 and all written offers were preceded by the most recent offering circular and, as noted above, all other information that would have been compiled in a PQA was previously included in the required subsequent filings (i.e. 1-SA, 1-K and 1-Us), which were available to potential investors on the Platform and are required reading to make an investment.

o   Rule 251(d)(3) relates to the requirements to be able to conduct a continuous offering and states the following:

"Continuous or delayed offerings.

(i) Continuous or delayed offerings may be made under this Regulation A, so long as the offering statement pertains only to:

(A) Securities that are to be offered or sold solely by or on behalf of a person or persons other than the issuer, a subsidiary of the issuer, or a person of which the issuer is a subsidiary;

(B) Securities that are to be offered and sold pursuant to a dividend or interest reinvestment plan or an employee benefit plan of the issuer;

(C) Securities that are to be issued upon the exercise of outstanding options, warrants, or rights;
(D) Securities that are to be issued upon conversion of other outstanding securities;

(E) Securities that are pledged as collateral; or

(F) Securities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date. These securities may be offered and sold only if not more than three years have elapsed since the initial qualification date of the offering statement under which they are being offered and sold; provided, however, that if a new offering statement has been filed pursuant to this paragraph (d)(3)(i)(F), securities covered by the prior offering statement may continue to be offered and sold until the earlier of the qualification date of the new offering statement or 180 calendar days after the third anniversary of the initial qualification date of the prior offering statement. Before the end of such three-year period, an issuer may file a new offering statement covering the securities. The new offering statement must include all the information that would be required at that time in an offering statement relating to all offerings that it covers. Before the qualification date of the new offering statement, the issuer may include as part of such new offering statement any unsold securities covered by the earlier offering statement by identifying on the cover page of the new offering circular, or the latest amendment, the amount of such unsold securities being included. The offering of securities on the earlier offering statement will be deemed terminated as of the date of qualification of the new offering statement. Securities may be sold pursuant to this paragraph (d)(3)(i)(F) only if the issuer is current in its annual and semiannual filings pursuant to Rule 257(b) (§ 230.257(b)), at the time of such sale.

(ii) At the market offerings, by or on behalf of the issuer or otherwise, are not permitted under this Regulation A. As used in this paragraph (d)(3)(ii), the term at the market offering means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price."

The offering of the Company's shares met the continuous offering requirements in that it commenced within two days of the Company's Form 1-A being qualified and the offering was not an at the market offering.

•      A good faith and reasonable attempt was made to comply with all applicable terms, conditions and requirements of Regulation A

As noted above, the Company made a good faith and reasonable attempt to comply with all applicable terms, conditions and requirements of Regulation A. In fact, the Company closely followed the guidance provided on the SEC website under the heading "Amendments to Regulation A: A Small Entity Compliance Guide June 18, 2015 (revised February 4, 2019)". Those guidelines do not refer to the requirement to file a PQA every 12 months although we now understand that the guidance explicitly points out that it is only a summary of the rules related to the use of Regulation A.

As a result, for the reasons noted above, we believe that the Company's failure to file PQAs should not result in the loss of the exemption from the requirements of Section 5 of the Securities Act for any offer or sale by the Company after August 13, 2021.

Alternative Steps

The Company is filing a new Form 1-A with the SEC registering a new offering following receipt of any further comments from the Staff.

We have added the following risk factor noting that we may be subject to claims for recission.

We may be subject to claims from our Class A Investors: During the Prior Offering, we conducted offerings of Class A Investor Shares on a continuous basis under Rule 251(d)(3)(i)(F) of Regulation A. In order for an offering to qualify as continuous under Rule 251(d)(3)(i)(F) of Regulation A, we are required to provide a post qualification amendment to our offering statement to update information about the Company at least annually. We were not aware of this requirement and were under the belief that if we continued to file all required information with respect to periodic reports under Forms 1-SA and 1-K and new material developments about the Company under From 1-Us, that we had satisfied our filing obligations under Regulation A. The Company was subsequently advised by the staff of the SEC that in order to continue our offering, we were required to comply with the annual amendment filing requirement.

Calculating Distributions, page 16

3, Please revise to reconcile and clarify the amount of securities covered by this offering statement pursuant to Regulation A, which does not permit use of a single offering statement to newly offer $75 million of additional securities each year. In this regard, we note your cover page disclosure that you are offering up to $50.0 million in limited liability company interests designated as "Class A Investor Shares" available to be offered as of the date of this offering circular out of the rolling 12-month maximum offering amount of $75.0 million, pursuant to the continuing Regulation A offering that was initially qualified on August 13, 2020. We further note on page 41 that you are offering up to $75,000,000 of Class A Investor Shares, and disclosure on page 5 that if you raise the maximum offering amount, you might decide to raise more, in a subsequent rolling 12- month period, or pursuant to a private placement or other offering.

Response to Comment No. 3

This Offering Circular would permit the Company to sell up to $50 million of Class A Investor Shares, which is less than the $75 million limit. it The amount between the Prior Offer and this Offer, even if we were to immediately raise the entire $50 million, cannot exceed $75 million within a 12-month rolling period.

Risk Factors, page 2

4. We note your disclosure on page 32 that whether to distribute operating cash flow or capital proceeds, and how much to distribute, is in the sole discretion of the Manager, no returns are guaranteed, and investors will receive distributions only if the Company generates distributable cash flow from the Projects. Please add risk-factor disclosure relating to the payment of distributions to investors.

Response to Comment No. 4

A risk factor disclosure has been added to the Form 1-A. It reads:

Distributions to Investors: Whether to distribute operating cash flow or capital proceeds and how much to distribute, is at the sole discretion of the Manager. No returns are guaranteed, and investors will receive distributions only if the Company generates distributable cash flow from the Projects.

5. We note your disclosure on page 45 regarding the Manager's drag-along right pursuant to which investors will be required to sell their Class A Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets. Please add risk factor disclosure relating to this drag-along right.

Response to Comment No. 5

A risk factor disclosure has been added to the Form 1-A. It reads:

Manager's Drag-Along Rights: The Manager may decide to sell the Projects or the Company at any time. Should the Manager decide to sell the Company, Investors could be forced to sell their Class A Investor Shares at the direction of the Manager according to the Manager's drag-along rights granted to them in the Operating Agreement (see "Summary of LLC Agreement and Authorizing Resolution").

Plan of Distribution and Selling Securityholders, page 9

6. Please revise to describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold. If there are no such arrangements, so state. Refer to Item 5(e) of Part II of Form 1-A.

Response to Comment No. 6

No such arrangements are necessary since the offering has no minimum and would continue even if only a very small number of shares are sold. We have noted this in the same section, it reads:

This Offering does not have a minimum to close. Even if a very small number of Class A Investor Shares are sold, the Company does not plan to return funds to subscribers.

Use of Proceeds, page 10

7. Please provide all disclosure required by Item 6 of Part II of Form 1-A with respect to the use of proceeds. For example, please state the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purposes. In that regard, we note your disclosure in the narrative regarding the use of proceeds for Projects. However, the amount intended to be used for any disclosed projects is not described. Also, describe any anticipated material changes in the use of proceeds if all of the securities being qualified in the offering statement are not sold.

Response to Comment No. 7

The Company uses the capital raised from the Offering to purchase Projects and to fund other expenses such as start-up costs and corporate operating expenses. We have added additional detail to the Use of Proceeds section with figures to illustrate the precise use of each dollar raised and each dollar intended to be raised in the future. The added language reads:

All of the net proceeds of this Offering, after start-up costs and expenses will be used to acquire, develop and construct Projects. To fully fund the construction of the Projects currently owned by the Company, we would need to invest a further $20,533,151 (although some Projects may be sold prior to construction depending on market conditions and the success of this Offering). Any capital we raise in addition to the amount needed to construct current Projects will be invested into new Projects that will be secured by the Development Companies and approved by the Investment Committee.

Investment Strategy, page 13

8. We note your disclosure on page 12 that as a result of trends relating to the cost of electricity in Brazil, your Projects typically offer residential and business Subscribers savings between 15-25% on their electricity bills. Please explain to us how you determined these typical savings.

Response to Comment No. 8

The following paragraph has been added to the Form 1-A in the Investment Strategy section.

We seek a price for electricity that is simultaneously high enough to be profitable for our Investors and low enough to draw Customers to our Consortiums. In markets where solar equipment is installed directly on a customer's property, larger discounts are generally required to provide adequate incentive for a deal. In Brazil, where solar energy is generated remotely and with little or no inconvenience to the Subscriber, we anticipate discounts off energy provided by the utility company between 15-25%. The Company has several hundred Subscribers as of the date of this Offering with an average discount rate of 19.15%.

Investment Committee, page 15

9. We note your disclosure on page 14 that as of the date of this offering circular, the Investment Committee consists of the Managing Partners, General Counsel, a Financial Analyst and the Director of Construction. Please revise your disclosure to identify the members of the Investment Committee by name.

Response to Comment No. 9

Names have been added to the revised Form 1-A.

Our Operating Costs and Expenses, page 16

10. In the last sentence, total operating expenses for 2022 are $214,961. However, the total of the Portfolio operating expenses of $97,869 and Project operating expenses of $135,473 equals $233,342 for 2022, per the financial statements. Please revise.

Response to Comment No. 10

The amount listed of $233,342 is correct for 2022. This was an error and it has been corrected in the newly submitted 1-A. Thank you.

Description of Property, page 25

11. The following address the Projects Acquired, Projects Sold and Projects Owned tables on pages 25 and 26:
•       Consider listing the projects by acquisition/sold date in the tables, rather than randomly;
•       Provide a footnote for the asterisk next to Amount Invested in the Projects Acquired table;
•       Explain to us the difference between the Amount Invested for each project in the Projects Acquired table from the Amount Invested for each project in the Projects Owned table. We note that the Amount Invested for each project in the Projects Acquired table agrees to the Est. Projected Cost for each project in the Projects owned table;
•       Explain to us what Est. Projected Cost represents;
•       Explain to us why the Sales Price is net of taxes in the Projects Sold table; and
•       Explain to us why the Amount Invested in the Projects Owned table does not agree to the Total Property and Equipment in the Balance Sheet. Explain to us what Amount Invested represents in this table.

Response to Comment No. 11

•       The Projects have been organized by acquisition date in the revised Form 1-A.
•       The footnote for the Amount Invested now refers to the date at which the amounts where measured.
•       The Amount Invested and Estimated Project Cost had been inadvertently switched. The error has been fixed.
•       Estimated Project Cost is the full cost we estimate for a Project to be acquired and constructed. This is also referred to as "capital expenditure" or "capex", but also may include certain "operating expenses" or "opex" prior to the Project achieving commercial operations and cash flow to fund its own operating expenses. Thus, "Estimated Project Cost" is the entire amount of equity needed to fund a Project including capex and opex prior to cash flow.
•       When Projects are sold, they pay several taxes in Brazil. The Sale price reported here is net of sales tax to allow the investors to see the after-tax profitability of the transactions.
•       The balance sheet is from the most recent audit, which was as of 12/31/22. The Offering Circular is as of 12/26/23. The Projects Owned table the Form 1-A refers specifically to the Projects owned as of the date of the offering circular.

Management's Discussion and Analysis of Financial Condition and the Result of Operation Distributions, page 29

12. Please revise to include distributions for fiscal year 2021, as financial statements are presented for this period. Additionally, consider providing subtotals for the periods represented by the financial statements.

Response to Comment No. 12

We have added distributions made since inception.

Past Operating Results, page 32

13. Please expand operating results for the periods presented to provide information regarding significant factors, including unusual or infrequent events or transactions or new developments, materially affecting your income from operations, and, in each case, indicating the extent to which income was so affected. Describe any other significant component of revenue or expenses necessary to understand your results of operations. To the extent that the financial statements disclose material changes in net sales or revenues, provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. Refer to requirements in Item 9(a) of Form 1-A.

Response to Comment No. 13

The following commentary was added to the Past Operating Results section:

Since the Company's inception in 2020, it has grown each year with the acquisition of new Projects, continued construction an interconnection works and the commencement of operations at completed Projects. In 2022, the Company turned its first Project on; Iguatama. In 2023, the Company added Micros I. In 2024, we expect to complete Pedra do Indaia, Divinopolis II and Divinopolis III.

During the construction phase, the Company has experienced challenges which have caused us to strategize alternatives for maintaining targeted cash yield. These challenges are mainly related to construction and interconnection delays. Many of our Projects are in remote parts of Brazil where finding sophisticated construction partners and responsive utility companies can be difficult. The Company's second large format asset, Pedra do Indaia, reached mechanical completion July, 2023 but is waiting on the interconnecting utility for authorization to energize as of the date of this Offering. To offset the impact on cash flows caused from the delays in interconnecting Pedra do Indaia, the Company added Micros I, sold certain Projects (see "Description of Property") and collected Liquidated Damages from contractors (see "Summary of Supporting Contracts" and "Material Legal Proceedings").

As a result of these maneuvers, the overall returns of the Company have held firmly within our targeted range of 14-16% after fees and delivered distributions on schedule every month of 2023. As the Company completes construction of the remaining Projects, we expect the portfolio to stabilize and to settle into a consistent rhythm of dividends to Investors.

In addition to the operations Projects and Projects under construction, the Company owns six other large format Projects. We expect to commence construction on two of them in 2024; Araxa I and Araxa II. We plan to sell two others; Aparecida do Taboado II and Corumbaiba, and we are working with the utility companies and potential contractors to determine if Diamantina II and Formiga I will be viable Projects to construct and interconnect in 2025.

Business Experience, page 34

14. Please revise to disclose the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer, and each significant employee, including his or her principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 10(c) of Part II of Form 1-A.

Response to Comment No. 14

We have revised the Offering Circular to include more detail specifically addressing the information requested under Item 10(c) of Part II of Form 1-A. Each officer bio now describes the last five years of their professional career (most have spent the majority of that time at Energea).

Price of a Class A Investor Share, page 41

15. In the Form 1-A qualified on August 13, 2020, you stated that the initial price of the Class A Investor Shares "will be $1.00 per share." In this new Form 1-A filing, , you describe a pricing formula by which your shares will be priced and offered, while your cover page states that the "current price of the Class A Investor Shares is $.88 per Class A Investor Share" and page 41 discloses "[t]he current price of the Class A Investor Shares is $0.89 per Class A Investor Share." Your pricing disclosure is inconsistent. In addition, , the frequency of your pricing changes for the offering are inconsistent with Regulation A, which does not provide for at the market offerings.

Please revise to provide consistent disclosure regarding the fixed price at which the shares are being offered with this filing. Eliminate the suggestion that the shares are being offered at variable prices, and if you provide historical prices at which they were offered and sold in the past, ensure that the disclosure is unambiguous in that regard. Note that the at-the-market limitation contained in Securities Act Rule 251(d)(3)(ii) prohibits market- based formula pricing. See, e.g., Securities Act Sections C&DI No. 139.13.

Response to Comment No. 15

The share price has been updated throughout the Offering Circular to reflect a rounded $.90 per share at a fixed price.

Based on the Staff's comment, we have adjusted all language to reflect consistency with Regulation A requirements and note the price is fixed throughout.
The following commentary has been added to the Proice of Class A Investor Shares section.

The fixed price of Class A Investor Shares was determined by calculating the Net Asset Value ("NAV") of the Company and dividing the NAV by the total number of outstanding shares. The NAV is calculated as the Net Present Value ("NPV") of the Estimated Net Operating Income ("Estimated NOI") of the Company.

The Estimated NOI calculation begins with an estimation of revenue. Since the Company currently does not have any Contracts for the Sale of Environmental Commodities and since we do not anticipate the sale of any Project, revenue comes from Solar Leases. We estimate monthly energy produced by each Project using predictive software called PVsyst. PVsyst is a vital tool in the solar industry for designing and simulating the performance of photovoltaic systems. Its comprehensive features enable precise predictions of solar power generation ("kWh"), considering a wide range of variables and site-specific conditions. To estimate monthly revenue for each Project, the energy rate described in the Solar Lease ("Energy Rate") is multiplied by kWh throughout the term of the Solar Lease.

We then deduct all of the expected operating expenses at the SPE and Company level (see "Our Operating Costs and Expenses") from the revenue. These expenses are fairly easy to estimate as they are either consistent and predictable (like a bank fee) or fixed by contract (like a Project Maintenance Contract). By subtracting the estimated operating costs and expenses from the estimated revenue, we establish a monthly Estimated NOI. We then use an XIRR calculation to compute the NPV of that Estimated NOI using the Project's IRR as the discount rate in the NPV equation. For example, if the Estimated NOI would result in a 12% IRR, we use 12% as the discount rate when calculating the NPV of the Estimated NOI.

Therefore, the NPV of the Estimated NOI using the IRR as the discount rate establishes the NPV of the Company. When we divided the NPV of the company by the number of outstanding Class A Investor Shares, we arrive at a price per share.

Additional Information, page 50

16. We note you incorporate by reference your Annual Report for the fiscal year ended December 31, 2022 on Form 1-K and your Semi-Annual Report for the semi-annual period ended June 30, 2023 on Form 1-SA in this filing. As you have not filed a post- qualification amendment at least every 12 months after the initial offering statement qualification date, incorporating financial statements by reference to a former Form 1-A which is considered terminated may not be appropriate. Please include financial statements required by paragraph (c) of Part F/S of Form 1-A, which refers to paragraphs (b)(3)-(4) of Part F/S and identifies the fiscal years and interim periods required at the filing date. See also the requirements for interim financial statements set forth in paragraph (b)(5) of Part F/S.

Response to Comment No. 16

Financial Statements have been added.

Financial Statements, page 51

17. The following relate to the financial statements and notes of the company filed in the Form 1-K for the fiscal year ended December 31, 2022 incorporated by reference:
(See below for bulleted points and responses)

Response to Comment No. 17

• Explain to us why Depreciation is excluded from Projects operating expenses;
Depreciation was listed under "Other" and was only related to Iguatama as that was the only operational project in 2022. We have spoken to our accountants and will move depreciation under operations for the 2023 financial statements. We added it to Our Operating Costs and Expenses.

• Explain why there is a Gain on sale of projects of $56,172 in 2021, when there were no projects sold in 2021 per the Projects Sold table on page 26 of the Form 1-A;
The dates listed on Page 26 of the Form 1-A were a clerical error that we did not catch upon editing. The dates within the table have been corrected to reflect the 2021 sold projects.

• Explain why there is no Gain on sale of projects in 2022, when there appears to be an approximate gain of $41,532 in 2022 per the Projects Acquired and Projects Sold tables on pages 25 and 26 of Form 1-A;
Please see above answer. There were no projects sold in 2022. The filing had a clerical error that listed the wrong dates. It has been updated to the 2021 sale dates. Please note that the table on the 1-A lists Sale Price Net of Taxes. The difference in the amount you are referencing of $14,640 is taxes.

• In regard to the discussion of Revenue recognition in Note 1, address the revenue the SPE receives from the consortium/cooperative in regard to the operations and maintenance contract discussed on pages 20 and 22 of Form 1-A;
We recognize the revenue for the equipment rental when the customer is invoiced. We recognize the operations and maintenance revenue when the work is completed.

• Note 4 details numerous construction management agreements with the Manager. Consider discussing these agreements in the Summary of Supporting Contracts on page 20 of the Form 1-A;
We have added subheadings to "Summary of Supporting Contracts" to include further descriptions of contracts with the Manager. The table below lists specifically the contracts the Company currently has with the Manager.

Contracts Currently Signed or Expected to be Signed with Related Parties

Project	Related Party	Contract	Date Signed
Iguatama	Energea Brazil	Project Maintenance Contract	August 22, 2023
	Energea Brazil	Credit Management Agreement	Not Yet Signed

Pedra do Indaiá	Energea Brazil	Project Maintenance Contract	Not Yet Signed
	Energea Brazil	Credit Management Agreement	Not Yet Signed

Divinopolis II	Energea Brazil	Project Maintenance Contract	Not Yet Signed
	Energea Brazil	Credit Management Agreement	Not Yet Signed

Divinopolis III	Energea Brazil	Project Maintenance Contract	Not Yet Signed
	Energea Brazil	Credit Management Agreement	Not Yet Signed

Micros I	Energea Brazil	Project Maintenance Contract	Not Yet Signed
	Energea Brazil	Credit Management Agreement	Not Yet Signed

• We note that projects can be found by a related party, Energea Brazil, and that the SPE has subcontract agreements with a company related through common ownership to perform the Project Maintenance Contracts. Provide disclosures in Note 4; and
The Project Maintenance contacts referenced in the Offering Circular relate to agreements that were signed in 2023. Note 4 is in relation to the audited financial statements of 2022. The new disclosure will be added to future audited financial notes.

• Provide a note for Property, Plant and Equipment that details a rollfoward, including accumulated depreciation.
This note will be added to the 2023 1-K Financial Notes.

Depreciation was listed under "Other" and was only related to Iguatama as that was the only operational project in 2022. We have spoken to our accountants and will move depreciation under operations for the 2023 financial statements.

18. The following relate to the financial statements and notes included in the Form 1-SA for the semi-annual period ended June 30, 2023 incorporated by reference:
• We note that accumulated depreciation at June 30, 2023 was $81,003 versus $34,700 at December 31, 2022, indicating depreciation expense of $46,303. However, depreciation expense is noted to be $38,413 in the six month period ended June 30, 2023. Please address the difference; and
• Address any comments under the financial statements and notes in the Form 1-K that are relevant to the interim period.

Response to Comment No. 18

The difference is a result of the FX variation in the calculation of depreciation from the balance sheet to the income statement. The FX used for the translation of the balance sheet was calculated with the FX rate as of June 30, 2023. The income statement FX rate was calculated with an average of FX between January 1 and June 30, 2023, which accounts for the difference. We agree that the calculation for depreciation could have been done in a way that would result in more consistent figures. We will make a change to our accounting policy for FY 2023 audited financial statements.

Signatures, page 54

19. Please revise your signature page to conform to the requirements of Instructions 1 and 3 to the Signatures section of Form 1-A. In this regard, please separately include the signature blocks for your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of the board or other governing body.

Response to Comment No. 19

The signature blocks have been updated to conform to the requirements of instructions 1 and 3 of the Signatures section of Form 1-A.

Exhibits

20. Please file the third-party Credit Agreement you entered into on October 5, 2020 as an Additional Obligor with Lattice Energea Global Revolver I, LLC. Refer to 6(a) of Item 17 of Part III of Form 1-A.

Response to Comment No. 20

An Exhibit with the December 2023 amended document has been added. The original 2020 Agreement was filed with the 1-K for FY2020 and can be found here.

General

21. Please provide us with an analysis of how the Energea Portfolio 3 LLC and Energea Portfolio 4 LLC offerings differ from this offering, such that the offerings should not be aggregated for purposes of the $75 million maximum permitted under Regulation A. In particular, we note Energea Portfolio 3 LLC and Energea Portfolio 4 LLC are both also raising capital to acquire, develop, and operate solar energy projects concurrently with this offering. They are also both under common control with your company as you share the same Manager (Energea Global, LLC) and management team, including an identical set of executive officers and key employees.

Response to Comment No. 21

The offering conducted by Energea Portfolio 2 LLC should not be combined with the offering conducted by Energea Portfolio 3 Africa LLC or Energea Portfolio 4 USA LLC for purposes of 17 CFR §230.251(a)(2) because they are completely unique offerings.

The three issuers will purchase separate projects, in separate markets, in different currencies and, most importantly, based on their own unique investment thesis. The energy transition from carbon-emitting infrastructure towards cleaner power generation is comprised of many niches, business strategies, technologies, and markets. Investors may not be interested in every project in every market condition, so we divide the industry into investable tranches, or products, each with its own clearly defined characteristics and investment thesis.

The fact that all the projects produce solar power doesn't mean the three companies are the same issuer. For example, the Fundrise family of funds all invest in real estate projects located in the United States. That doesn't mean all the funds should be treated as one for purposes of 17 CFR §230.251(a)(2). No two solar projects are identical just as no two apartment complexes are identical.

The difference in markets and customers represents a significantly different business model, with different risk profiles, different administration, different policies and different personnel within the Manager, even though the senior management at the Manager may be the same people so that our general expertise can benefit all of the companies. Indeed, the three portfolios were separated to allow investors to choose the business model in which they prefer to invest.

If you have any questions or would like further information concerning our responses to the Comment Letter, please do not hesitate to contact me at 860-316-7466 or Kathy Koser at 860-575-5440.

Best,

This letter has been signed by the following persons in the capacities and on the dates indicated.

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Co-Founder and Managing Partner of Energea Global LLC

Date: December 26, 2023